FLEXIBLE SOLUTIONS INTERNATIONAL INC.
615 Discovery St.
Victoria, British Columbia
Canada  V8T 5G4

October 21, 2008

Ernest Greene
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Flexible Solutions International Inc.
Form 10-KSB/A for the year ended December 31, 2007
Form 10-Q/A for the six months ended June 30, 2008

The Company’s amended 10-KSB and 10-Q reports have been filed with the Commission.  In responding to the staff’s comment letter dated August 19, 2008:

●	the Company is responsible for the adequacy of the disclosure in their filings,
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

FLEXIBLE SOLUTIONS INTERNATIONAL INC.

By:	/s/ DANIEL B. O'BRIEN
Daniel B. O’Brien, President